UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol: Soligen Technologies, Inc. SGTN						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) ICM Asset Management, Inc.	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year November 2000
(Street) 601 West Main Avenue, Suite 600			5. If Amendment, Date of Original (Month/Year) November 2000				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XX__ Form filed by More than One Reporting Person
(City) (State) (Zip) Spokane WA 99201	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/8/00	S		45,000	D	.19	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/9/00	S		30,000	D	.19	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/10/00	S		45,000	D	.19	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/20/00	S		30,000	D	.18	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/21/00	S		20,000	D	.17	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/22/00	S		20,000	D	.15	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/24/00	S		20,000	D	.15	1,832,586	D & I	See Notes 2 & 3
Common Stock	11/27/00	S		30,000	D	.15	1,832,586	D & I	See Notes 2 & 3
Common Stock	N/A	N/A		N/A	N/A	N/A	100,000	D	See Note 4
Common Stock	N/A	N/A		N/A	N/A	N/A	276,489	D

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series B Preferred	.20	N/A	N/A	N/A	N/A	N/A	11/24/99	N/A	Common Stock	750,000.19		750,000	D & I	See Note 2
Warrants	.20	11/17/00			A	D	11/24/99	2/21/01	Common Stock	412,500.02		412,500	D & I	See Notes 2 &, 3
Warrants	1.50	N/A	N/A	N/A	N/A	N/A	11/95	3/31/01	Common Stock	100,000	N/A	100,000	D	See Note 4

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) James M. Simmons, manager of Koyah Ventures, LLC, and President and majority shareholder of ICM Asset Management, Inc.; (ii) ICM Asset Management, Inc., a registered investment adviser; and (iii) Koyah Ventures, LLC, a general partner of investment limited partnerships. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by investment limited partnerships of which Koyah Ventures, LLC is the general partner and ICM Asset Management, Inc. is the investment adviser. Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

(3) The expiration date of these securities was extended on the transaction date. The original expiration date was 11/24/00.

(4) These securities are owned directly by James M. Simmons.

Dated: April 9, 2001

ICM Asset Management, Inc. Koyah Ventures, LLC

By: Robert J. Law, Vice President By: Robert J. Law, Vice President James M. Simmons

Joint Filer Information

Name: James M. Simmons

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Soligen Technologies, Inc. SGTN

Statement for Month/Year: November 2000

Signature: James M. Simmons

Name: Koyah Ventures, LLC

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Soligen Technologies, Inc.

Statement for Month/Year: November 2000

Signature: Koyah Ventures, LLC

By: Robert J. Law, Vice President

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